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                                             EXHIBIT 11

                                OGDEN PROJECTS, INC. AND SUBSIDIARIES

                    DETAIL OF COMPUTATION OF EARNINGS APPLICABLE TO COMMON STOCK


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                                                          FOR THE                  FOR THE
                                                      SIX MONTHS ENDED       THREE MONTHS ENDED
                                                          JUNE 30,                 JUNE 30,
                                                     1994         1993        1994         1993
                                                       (In Thousands)          (In Thousands)


NUMBER OF SHARES USED FOR COMPUTATION
  OF EARNINGS PER SHARE:
  Average number of common shares                    38,011       37,891      38,012       37,903

INCREMENTAL NUMBER OF SHARES RELATING TO
  STOCK OPTIONS AVAILABLE FOR EXERCISE
  Primary                                               107          208         107          200
  Fully Diluted                                         130          254         130          249


NOTE:

Earnings per common share was computed by dividing net income by the weighted average of the number of shares of common stock outstanding during each period.  There were no dividends or other adjustments to income in computing earnings applicable to common shares.

The incremental shares relating to stock options available for exercise were not included in the calculation of earnings per common share due to these incremental shares not being considered dilutive since they result in a reduction in earnings per share of less than three percent.
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